UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 6, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐                No  ☒

Second Quarter 2023 Cash Update

Based on current estimates, as of June 30, 2023, ASLAN Pharmaceuticals Limited (the “Company”) had cash and cash equivalents of $40.9 million. This amount excludes the upfront payment of $12 million that the Company expects to receive within the next week pursuant to the strategic licensing agreement (the “Strategic Licensing Agreement”) with Zenyaku Kogyo Co., Ltd (“Zenyaku”), a subsidiary of privately held Zenyaku Holdings Co., Ltd., as previously disclosed in the Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2023.

The Company has not yet completed its period-end financial close process for the period ended June 30, 2023. The estimates of the Company’s cash and cash equivalents as of June 30, 2023 are preliminary, have not been audited and are subject to change upon completion of the Company’s financial statement quarter-end closing procedures, and do not present all information necessary for an understanding of the Company’s financial condition as of June 30, 2023. The review of the Company’s financial statements for the period ended June 30, 2023 is ongoing and could result in the final cash and cash equivalents differing from the estimate. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them. Additional information and disclosures would be required for a more complete understanding of the Company’s condition, liquidity, and results of operations as of June 30, 2023.

ATM Sale Agreement

As previously disclosed in the Form 6-K filed with the SEC on October 9, 2020, the Company entered into an Open Market Sale AgreementSM, dated as of October 9, 2020, as amended on September 13, 2022, with Jefferies LLC to issue and sell American Depositary Shares of the Company (“ADSs”), with each ADS representing twenty-five ordinary shares of the Company, from time to time, through an at-the-market offering under which Jefferies LLC will act as sales agent and/or principal (the “Agent”).

The offering has been registered under the Securities Act of 1933, as amended, pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-252575), as supplemented by the prospectus supplement dated September 13, 2022, relating to the sale of the ADSs (the “Prospectus Supplement”). On July 6, 2023, the Company amended the Prospectus Supplement (the “Amendment”) to increase the aggregate offering amount of ADSs that the Company may issue and sell in the at-the-market offering. Pursuant to the Amendment, the Company may offer and sell ADSs having an aggregate offering price of up to $85 million from time to time through the Agent. As of July 5, 2023, the Company has sold 325,206 ADSs for gross proceeds of $1.3 million pursuant to the Prospectus Supplement, which leaves $83.7 million of ADSs available for sale pursuant to the Prospectus Supplement, as amended by the Amendment.

A copy of the opinion of Walkers (Singapore) Limited Liability Partnership relating to the validity of the securities to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1 and is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No 333-270832).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding payments under the Strategic Licensing Agreement; and the Company’s preliminary estimates of cash and cash equivalents as of June 30, 2023. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, unexpected safety or efficacy data observed during preclinical or clinical studies; the fact that results of earlier studies and trials may not be predictive of future trial results; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s SEC filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the SEC on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description

5.1	Opinion of Walkers (Singapore) Limited Liability Partnership, Cayman Islands counsel to the Company.

23.1	Consent of Walkers (Singapore) Limited Liability Partnership (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: July 6, 2023